

May 4, 2011

Mr. Hal Jones
Senior Vice President–Finance
The Washington Post Company
1150 15th St., N.W.
Washington, D.C. 20071

> **RE:** **The Washington Post Company**
> **Form 10-K for the Year Ended January 2, 2011**
> **Filed March 2, 2011**
> **File No. 1-6714**

Dear Mr. Jones:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

/s/Larry Spirgel
Assistant Director